U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Commission File No. 0-14942
                                                                                                            CUSIP Number 74265M 10 6

FORM 12B-25
NOTIFICATION OF LATE FILING

Check box:
Form 10-K ☐           Form 20-F ☐            Form 11-K ☐          Form 10-Q ☒                Form N-SAR ☐

For Period Ended: March 31, 2006
_______________

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐    Transition Report on Form 11-K

☐    Transition Report on Form 10-Q

☐    Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I ‑ REGISTRANT INFORMATION

Full Name of Registrant:

            Pro-Dex, Inc.
Former Name if Applicable

Address of Principal Executive Office (Street and Number)

            151 E. Columbine Avenue

City, State, Zip Code

            Santa Ana, California 92707

PART II ‑ RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III ‑ NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant is unable to file the subject report in a timely manner because the Registrant was not able to complete timely its financial statements without unreasonable effort or expense due to the additional time required for the Registrant to review the impact, presentation and reporting of  (i) warranty reserves for previously sold and delivered product, and (ii) the Registrant's acquisition of substantially all of the assets of Astromec, Inc., a Nevada corporation.  The Registrant anticipates filing the subject report no later than the fifth calendar day following the prescribed due date.

PART IV ‑ OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

            Jeff Ritchey                                                                        (714)                      708-5250
(Name)                                                                               (Area Code)           (Telephone No.)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                                                                                                                                    ☒ Yes  ☐ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                                                                                    ☒ Yes   ☐   No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended March 31, 2006, the Registrant anticipates reporting net sales of approximately $4,214,000, an increase of $973,000 compared to the $3,241,000 reported for the three months ended March 31, 2005.  The increase in net sales resulted primarily from the January 5, 2006 acquisition of substantially all of the assets of Astromec, Inc., a Nevada corporation ("Astromec"), by the Registrant's wholly owned subsidiary, Pro-Dex Astromec, which accounted for approximately $818,000 of the sales increase.  The remainder of the increase in net sales is primarily attributable to an aggregate increase in the Registrant's sales volume.  The Registrant anticipates reporting that gross profits decreased to approximately $1,455,000 for the three months ended March 31, 2006, down from $1,643,000 for the three months ended March 31, 2005, representing a decrease of approximately 12%. This decrease resulted from a material level of product warranty costs incurred and anticipated, coupled with a corresponding reduction in overall manufacturing efficiencies.  The Astromec acquisition accounted for approximately $221,000 of the gross profits for the three months ended March 31, 2006.  The Registrant anticipates net income for the three months ended March 31, 2006 of approximately $8,000 or $0.00 per share on a basic and diluted basis, as compared to a net income of $275,000 or $0.03 per share on a basic and diluted basis for the three months ended March 31, 2005.

For the nine months ended March 31, 2006, the Registrant anticipates reporting net sales of approximately $11,728,000, an increase of $2,262,000 compared to the $9,466,000 reported for the nine months ended March 31, 2005.  The increase in net sales resulted primarily from an aggregate increase in the Registrant's sales volume, and the Astromec acquisition.  The Registrant anticipates reporting that gross profits decreased to approximately $4,874,000 for the nine months ended March 31, 2006, down from $5,122,000 for the nine months ended March 31, 2005, representing a decrease of approximately 5%. This decrease resulted from a material level of excess product warranty costs incurred and anticipated, coupled with a corresponding reduction in overall manufacturing efficiencies.  The Registrant anticipates net income for the nine months ended March 31, 2006 of approximately $596,000 or $0.06 per share on a basic and diluted basis, as compared to a net income of $921,000 or $0.10 per share on a basic and diluted basis for the nine months ended March 31, 2005.

                        Pro-Dex, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2006	By: /s/ Jeff Ritchey
Jeff Ritchey, Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.   This form is required by Rule 12b-25 (17 CRF 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.   One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.   A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.   Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished.  The form shall be clearly identified as an amended notification.

5.   ELECTRONIC FILERS.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).